Katharine Marshall
                                               Manager -
                                               Communications and
                                               Administrative
Services
IMMEDIATE RELEASE                              (610) 208-3034

              CARPENTER TECHNOLOGY CONTINUES GROWTH STRATEGY
             BY ACQUIRING SPECIALTY METALS MASTER DISTRIBUTOR

     Reading, PA (November 10, 1995) -- Carpenter Technology Corporation (NYSE:CRS) announced today that it acquired Green Bay Supply Co. Inc., a privately held master distributor of specialty metal products, for approximately $11 million.

     Green Bay, based in Hatfield, Pa., is the fifth acquisition Carpenter has made in the past three years as part of a strategy to increase revenue and earnings by entering new markets and specialty materials. It had been owned by Garfield Edmunds Jr. Green Bay was profitable on sales of $16 million in calendar year 1994.

     Carpenter will continue to use the Green Bay Supply name and will conduct the operation as a separate business, selling stainless products purchased globally to independent distributors in the United States.

     Carpenter is a major producer of specialty steel long products and high-performance alloys for aerospace, automotive, electronics and other industries worldwide. Stainless steel products are a high volume product for Carpenter, accounting for 56 percent of sales in fiscal year 1995 (ended June 30, 1995). During fiscal 1995, the company had sales of $758 million.
                                 # # #